Exhibit 99.1

500.com Limited Announces Unaudited Financial Results For the First Quarter of 2018

SHENZHEN, China, May 10, 2018—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the first quarter ended March 31, 2018.

Suspension of Online Sports Lottery Sales in China

Since March 2015, all provincial sports lottery administration centers to which the Company provides sports lottery sales services have suspended accepting online purchase orders for lottery products in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, (the “Self-Inspection Notice”), which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015.

On February 24, 2015, the Company was informed by certain provincial sports lottery administration centers that, as part of their respective self-inspection processes, such provincial sports lottery administration centers planned to suspend accepting online purchase orders for lottery products starting from February 25, 2015. On March 2, 2015, the Company was further informed by the remaining provincial sports lottery administration centers to which it provides sports lottery sales services that they also planned to temporarily suspend accepting online purchase orders for lottery products, in response to the Self-Inspection Notice.

In response to the Self-Inspection Notice, on April 4, 2015, the Company decided to voluntarily suspend all online lottery sales services.

As a result of the provincial sport lottery administration centers’ decision to suspend accepting online lottery orders and the Company’s voluntary suspension of all online sports lottery sales services in China, the Company has not generated any revenue from these services since April 2015.

On March 6, 2018, the Company entered into a framework agreement with the China Sports Lottery Administration Center (“CSLA”), under which, both parties plan to cooperate to develop physical channels to sell sports lottery tickets.

On May 2, 2018, the Company entered into a framework agreement with Loto Interactive Information Technology (Shenzhen) Limited (“Loto Shenzhen” and together with the Company, the “Purchasers”), a wholly-owned subsidiary of Loto Interactive Limited and Shenzhen General Lottery Technology Co., Ltd. (“Shenzhen GenLot”), under which, Shenzhen GenLot will supply sports lottery terminals (“Lottery Terminals”) approved by the CSLA to the Purchasers for onward sales and distribution in the PRC; and Shenzhen GenLot shall provide maintenance services for the Lottery Terminals supplied during warranty period.

Disposal of Qufan Cayman and Shenzhen Qufan

On February 9, 2018, the Company entered into a share disposal agreement with the founding shareholder of Qufan and disposed its of 51% equity interest in Qufan Internet Technology Inc. (“Qufan Cayman”), and Shenzhen Qufan Network Technology Co., Ltd, (“Shenzhen Qufan”) for a total consideration of RMB127.5 million and recognized a disposal gain of RMB10.2 million (US$1.6 million), including the foreign exchange loss. As of April 3, 2018, the Company has received the payment of the total consideration in full, or RMB127.5 million (approximately US$19.4 million). The condensed consolidated statements of comprehensive loss for the three months ended March 31, 2018, December 31, 2017 and March 31, 2017 have been reclassified to reflect the disposal of Qufan Cayman and Shenzhen Qufan business segment as a discontinued operation.

1

First Quarter 2018 Highlights for continuing operations

•	Net revenues were RMB38.4 million (US$6.1 million), compared with RMB34.9 million for the fourth quarter of 2017, and RMB3.5 million for the first quarter of 2017.

•	Operating loss was RMB76.7 million (US$12.2 million), compared with operating loss of RMB143.2 million for the fourth quarter of 2017, and operating loss of RMB71.4 million for the first quarter of 2017.

•	Non-GAAP[1] operating loss was RMB55.3 million (US$8.8 million), compared with non-GAAP operating loss of RMB120.0 million for the fourth quarter of 2017, and non-GAAP operating loss of RMB42.7 million for the first quarter of 2017.

•	Net loss attributable to 500.com was RMB58.6 million (US$9.3 million), compared with net loss attributable to 500.com of RMB129.9 million for the fourth quarter of 2017, and net loss attributable to 500.com of RMB62.3 million for the first quarter of 2017.

•	Non-GAAP net loss attributable to 500.com was RMB37.2 million (US$5.9 million), compared with non-GAAP net loss attributable to 500.com of RMB106.8 million for the fourth quarter of 2017, and non-GAAP net loss attributable to 500.com of RMB33.6 million for the first quarter of 2017.

•	Basic and diluted losses per ADS were RMB1.73 (US$0.33).

•	Non-GAAP basic and diluted losses per ADS were RMB1.20 (US$0.15).

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

2

Mr. Zhengming Pan, the CEO of 500.com, stated, “We voluntarily suspended our online lottery sales operations in response to the promulgation of the Self-Inspection Notice. Such voluntary suspension materially and adversely impacted our financial results for the first quarter of 2018. We want to re-emphasize that we are one of the two entities approved by the Ministry of Finance in 2012 to provide online lottery sales services on behalf of the China Sports Lottery Administration Center. In particular, such approval mandated that the China Sports Lottery Administration Center use its best effort to develop an online lottery sales management system as part of a pilot program for online lottery sales in China, and once such a management system is finished, the China Sports Lottery Administration Center should apply again for approval from the Ministry of Finance for official reinstatement of online lottery sales in China. The Company has been working and will continue to work with the China Sports Lottery Administration Center to develop the management system. To the best of the Company’s knowledge, the approval by the Ministry of Finance for the Company to provide online lottery sales services on behalf of the China Sports Lottery Administration Center is valid and has not been revoked or amended as of the date of this earnings release.” In addition, on March 6, 2018, we entered into a framework agreement with CSLA, under which, both parties plan to cooperate to develop physical channels to sell sports lottery tickets.

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First Quarter 2018 Financial Results for continuing operations

Net Revenues

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

Net revenues were RMB38.4 million (US$6.1 million), representing a significant increase of RMB34.9 million or 997.1% increase from RMB3.5 million for the first quarter of 2017 and an increase of RMB3.5 million or 10.0% increase from RMB34.9 million for the fourth quarter of 2017. The year-over-year increase in net revenues was primarily due to RMB32.6 million (EUR4.2 million) in revenue contribution from online lottery betting and online casino in Europe through TMG, which accounted for 84.9% of total net revenues. Net revenues generated from mobile gaming and sports information services were RMB5.8 million, accounting for 15.1% of total net revenues during the first quarter of 2018. Net revenues increased sequentially was mainly attributable to the increase in revenues from TMG.

The Company acquired the TMG in July 2017, on a pro forma basis, had the TMG acquisition been completed on January 1, 2017, it would have contributed a total net revenue of RMB19.4 million (EUR2.5 million) to the Company for the three months ended March 31, 2017, which would bring the total net revenue of the Company to RMB22.9 million for the first quarter of 2017. The year-over-year increase in net revenue on pro forma basis would have been only RMB15.5 million or 67.7%.

Operating Expenses

Operating expenses were RMB115.7 million (US$18.4 million), representing an increase of RMB40.3 million or 53.4% increase from RMB75.4 million for the first quarter of 2017, and a decrease of RMB34.4 million or 22.9% decrease from RMB150.1 million for the fourth quarter of 2017. The year-over-year increase was mainly due to the consolidation of TMG’s operating expenses of RMB33.4 million (EUR4.3 million) for the first quarter of 2018; an increase in amortization associated with acquired intangible assets of RMB7.9 million; an increase in depreciation and amortization associated with leasehold improvements for the Company’s new office of RMB3.8 million, and an increase in rental expense for the Company’s new office of RMB2.0 million, which were partially offset by a decrease in share-based compensation expenses associated with share options granted to the Company’s directors and employees of RMB7.4 million. The sequential decrease was mainly due to an impairment provision of RMB28.8 million provided for long-term investment recognized during the fourth quarter of 2017, there was no impairment provision recognized during the first quarter of 2018; a decrease in salary expenses of RMB7.6 million for the bonus accrued at the end of the year 2017, and a decrease in share-based compensation expenses associated with share options granted to the Company’s directors and employees of RMB1.8 million, which were partially offset by an increase in business insurance costs for TMG associated with online lottery betting of RMB3.5 million.

Cost of services was RMB21.5 million (US$3.4 million), representing an increase of RMB19.0 million or 760.0% increase from RMB2.5 million for the first quarter of 2017, and an increase of RMB3.8 million or 21.5% increase from RMB17.7 million for the fourth quarter of 2017. The year-over-year increase was mainly attributable to an increase in amortization associated with acquired intangible assets of RMB7.9 million; an increase in business insurance costs for TMG associated with online lottery betting of RMB7.2 million; an increase in platform service fees for TMG associated with online casino platforms of RMB2.6 million, and an increase in account handling expenses relating to TMG’s website and mobile distribution channels of RMB1.6 million. The sequential increase was mainly attributable to an increase in business insurance costs for TMG associated with online lottery betting of RMB 3.5 million.

Sales and marketing expenses were RMB21.5 million (US$3.4 million), representing an increase of RMB12.7 million or 144.3% increase from RMB8.8 million for the first quarter of 2017, and a decrease of RMB2.2 million or 9.3% decrease from RMB23.7 million for the fourth quarter of 2017. The year-over-year increase was mainly attributable to an increase in marketing and promotional expenses for TMG associated with online lottery betting and online casino platforms of RMB12.2 million. The sequential decrease was mainly due to a decrease in salary expenses of RMB1.7 million for the bonus accrued at the end of the year 2017 and a decrease in marketing and promotional expenses relating to mobile gaming of RMB0.5 million as a result of the ceased operation of Quiz.

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General and administrative expenses were RMB57.9 million (US$9.2 million), representing an increase of RMB7.3 million or 14.4% increase from RMB50.6 million for the first quarter of 2017, and a decrease of RMB32.8 million or 36.2% decrease from RMB90.7 million for the fourth quarter of 2017. The year-over-year increase was mainly attributable to an increase in salary expenses of RMB 6.7 million as a result of TMG’s business consolidation; an increase in depreciation and amortization associated with leasehold improvements for the Company’s new office of RMB3.9 million, and an increase in consulting expenses of RMB2.6 million, which were partially offset by a decrease in share-based compensation expenses associated with share options granted to the Company’s employees and directors of RMB6.2 million. The sequential decrease was mainly due to an impairment provision of RMB28.8 million provided for long-term investment recognized during the fourth quarter of 2017, there was no impairment provision recognized during the first quarter of 2018; a decrease in travelling expenses of RMB2.2 million, and a decrease in salary expenses of RMB1.8 million for the bonus accrued at the end of the year 2017.

Service development expenses were RMB14.7 million (US$2.3 million), representing a slight increase of RMB1.2 million or 8.9% increase from RMB13.5 million for the first quarter of 2017, and a decrease of RMB3.3 million or 18.3% decrease from RMB18.0 million for the fourth quarter of 2017. The year-over-year increase was mainly attributable to an increase in rental expense for the Company’s new office of RMB2.4 million, which was partially offset by a decrease in salary expenses of RMB0.9 million for the bonus accrued at the end of the year 2017. The sequential decrease was mainly due to a decrease in salary expenses of RMB4.1 million for the bonus accrued at the end of the year 2017; a decrease in share-based compensation expenses associated with share options granted to the Company’s employees and directors of RMB0.7 million and a decrease in technical fee of RMB0.3 million, which were partially offset by an increase in rental expense for the Company’s new office of RMB1.9 million.

Operating Loss

Operating loss was RMB76.7 million (US$12.2 million), compared with operating loss of RMB71.4 million for the first quarter of 2017, and operating loss of RMB143.2 million for the fourth quarter of 2017, respectively.

Non-GAAP operating loss was RMB55.3 million (US$8.8 million), compared with non-GAAP operating loss of RMB42.7 million for the first quarter of 2017, and non-GAAP operating loss of RMB120.0 million for the fourth quarter of 2017, respectively.

Net Loss Attributable to 500.com

Net loss attributable to 500.com was RMB58.6 million (US$9.3million), compared with net loss attributable to 500.com of RMB62.3 million for the first quarter of 2017, and net loss attributable to 500.com of RMB129.9 million for the fourth quarter of 2017, respectively. The significant sequential decrease was mainly due to a combination of factors including a one-time donation of RMB 30.0 million made during the fourth quarter of 2017, an impairment provision of RMB28.8 million provided for long-term investment recognized during the fourth quarter of 2017, there were no such donations and impairments made in the first quarter of 2018, and a gain from the disposal of Qufan of RMB10.2 million recognized during the first quarter of 2018.

Non-GAAP net loss attributable to 500.com was RMB37.2 million (US$5.9 million), compared with non-GAAP net loss attributable to 500.com of RMB33.6 million for the first quarter of 2017, and non-GAAP net loss attributable to 500.com of RMB106.8 million for the fourth quarter of 2017, respectively. The significant sequential decrease in non-GAAP net loss was for the same reason as described above.

First Quarter 2018 Financial Results for discontinued operations

Net income (loss) from discontinued operations, net of taxes

Net income from discontinued operations, net of taxes was RMB12.3 million (US$2.0 million) for the three months ended March 31, 2018 and net income from discontinued operations, net of taxes was RMB6.2 million for the three months ended March 31, 2017, which results an increase of RMB10.2 million disposal gain from discontinued operations, net of taxes. The Company disposed of Qufan Cayman and Shenzhen Qufan on February 9, 2018 for a total consideration of RMB127.5 million and recognized a disposal gain of RMB10.2 million (US$1.6 million), including the foreign exchange loss. The comparative financial information for the three months ended December 31, 2017 and March 31, 2017 have been reclassified to reflect the disposal of Qufan Cayman and Shenzhen Qufan business segment as a discontinued operation.

5

Cash and Cash Equivalents, Restricted Cash, Time Deposits and Short-term Investments

As of March 31, 2018, the Company had cash and cash equivalents of RMB492.2 million (US$78.5 million), restricted cash1 of RMB1.2 million (US$0.2 million) and short-term investments of RMB100.0 million (US$15.9 million), compared with cash and cash equivalents of RMB529.1 million, restricted cash of RMB1.2 million and short-term investments of RMB120.0 million as of December 31, 2017.

Prepayments and Other Current Assets

As of March 31, 2018, the balance of prepayment and other current assets was RMB89.5 million (US$14.3 million), compared with RMB74.0 million as of December 31, 2017. The balance as of March 31, 2018 mainly included: (i) the current portion of deferred expenses of RMB13.5 million (US$2.2 million); (ii) deposit receivables of RMB18.5 million (US$2.9 million); (iii) receivables of consideration from disposal of subsidiaries and long-term investment of RMB14.5 million (US$2.3 million); (iv) receivables from third party payment service providers of RMB0.4 million (US$0.1 million); (v) deductible value added input tax of RMB15.2 million (US$2.4 million); and (vi) other receivables of RMB27.4 million (US$4.4 million).

1 Restricted cash represents government grants received but pending for final clearance.

6

Business Outlook

The Company will not make earnings forecast until it receives clear instruction on the resumption date of online sports lottery sales from the Ministry of Finance.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.2726 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 30, 2018 and all translations from Renminbi to EUR were made at the average of the month-end exchange rate of RMB7.7762 to EUR1.00, as set forth in the statistical release of State Administration of Foreign Exchange at the end of each month in 2018.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in our consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

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For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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500.com Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares)

	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	US$
	Audited	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	529,124	492,230	78,473
Restricted cash	1,238	1,242	198
Short-term investments	120,000	100,000	15,942
Prepayments and other current assets	74,049	89,512	14,270
Other current assets	12,611	-	-
Total current assets	737,022	682,984	108,883

Non-current assets:
Property and equipment, net	106,991	107,968	17,213
Intangible assets, net	291,086	236,153	37,648
Deposits	5,764	5,718	912
Long-term investments	347,073	336,200	53,598
Other non-current assets	6,257	2,514	401
Goodwill	260,366	129,752	20,686
Total non-current assets	1,017,537	818,305	130,458

TOTAL ASSETS	1,754,559	1,501,289	239,341

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	16,683	5,507	878
Accrued expenses and other current liabilities	152,337	88,019	14,032
Income tax payable	6,917	2,704	431
Total current liabilities	175,937	96,230	15,341

Non-current liabilities:
Long-term payables	27,785	26,028	4,149
Deferred tax liabilities	19,475	5,167	824
Total non-current liabilities	47,260	31,195	4,973

TOTAL LIABILITIES	223,197	127,425	20,314

Redeemable noncontrolling interest	22,052	22,174	3,535

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2017 and March 31, 2018; 333,787,552 and 340,447,602 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively	115	118	17
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2017 and March 31, 2018; 74,400,299 and 74,400,299 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively	28	28	4
Additional paid-in capital	2,295,111	2,330,508	371,541
Treasury shares	(143,780)	(143,780)	(22,922)
Accumulated deficit	(857,751)	(916,303)	(146,080)
Accumulated other comprehensive income	116,051	90,033	14,353
Total 500.com Limited shareholders’ equity	1,409,774	1,360,604	216,913
Noncontrolling interests	99,536	(8,914)	(1,421)
Total shareholders' equity	1,509,310	1,351,690	215,492

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY	1,754,559	1,501,289	239,341

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500.com Limited
Condensed Consolidated Statements of Comprehensive Loss
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	March 31, 2017	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues	3,487	34,856	38,426	6,126

Operating costs and expenses:
Cost of services	(2,497)	(17,719)	(21,534)	(3,433)
Sales and marketing	(8,840)	(23,674)	(21,507)	(3,429)
General and administrative	(50,577)	(90,699)	(57,942)	(9,237)
Service development expenses	(13,474)	(17,980)	(14,670)	(2,339)
Total operating expenses	(75,388)	(150,072)	(115,653)	(18,438)
Other operating income	49	597	662	106
Government grant	934	1,565	990	158
Other operating expenses	(517)	(30,112)	(1,080)	(172)
Operating loss from continuing operations	(71,435)	(143,166)	(76,655)	(12,220)
Others, net	302	5,262	(109)	(17)
Interest income	6,784	4,072	3,614	576
Loss from equity method investments	(130)	(1,288)	(1,583)	(252)
Gain from disposal of a subsidiary	-	5,477	1,842	294
Changes in fair value of contingent considerations	(467)	(655)	-	-
Loss before income tax	(64,946)	(130,298)	(72,891)	(11,619)
Income tax (expense) benefit	(1,327)	(1,633)	1,113	177
Net loss from continuing operations	(66,273)	(131,931)	(71,778)	(11,442)

Income (loss) from discontinued operations , net of applicable income taxes	6,233	(2,489)	2,183	346
Gain on disposal of discontinued operations, net of applicable income taxes	-	-	10,160	1,620
Net income (loss) from discontinued operations, net of applicable income taxes	6,233	(2,489)	12,343	1,966
Net loss	(60,040)	(134,420)	(59,435)	(9,476)
Net loss attributable to noncontrolling interest from continuing operations	(777)	(3,101)	(1,980)	(316)
Net income (loss) attributable to noncontrolling interest from discontinued operations	3,055	(1,395)	1,099	176
Net income (loss) attributable to the noncontrolling interests	2,278	(4,496)	(881)	(140)
Net loss attributable to 500.com Limited	(62,318)	(129,924)	(58,554)	(9,336)
Other comprehensive loss
Foreign currency translation loss	(7,108)	(10,580)	(26,018)	(4,148)
Change in fair value of available for sale investment	1,946	21	-	-
Other comprehensive loss, net of tax	(5,162)	(10,559)	(26,018)	(4,148)
Comprehensive loss	(65,202)	(144,979)	(85,453)	(13,624)
Less: Comprehensive (loss) income attributable to noncontrolling interests	(1,946)	(4,289)	993	158
Comprehensive loss attributable to 500.com Limited	(63,256)	(140,690)	(86,446)	(13,782)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	409,325,173	408,112,036	409,815,414	409,815,414
Diluted	409,325,173	408,112,036	409,815,414	409,815,414

Losses per share attributable to 500.com Limited-Basic and Diluted
Net loss from continuing operations	(0.17)	(0.31)	(0.17)	(0.03)
Net income (loss) from discontinued operations	0.02	(0.01)	0.03	0.01
Net loss	(0.15)	(0.32)	(0.14)	(0.02)

Losses per ADS* attributable to 500.com Limited-Basic and Diluted
Net loss from continuing operations	(1.67)	(3.12)	(1.73)	(0.33)
Net income (loss) from discontinued operations	0.15	(0.06)	0.30	0.10
Net loss	(1.52)	(3.18)	(1.43)	(0.23)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	March 31, 2017	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Operating loss from continuing operations	(71,435)	(143,166)	(76,655)	(12,220)
Adjustment for share-based compensation expenses	28,729	23,168	21,367	3,406
Adjusted operating loss from continuing operations (non-GAAP)	(42,706)	(119,998)	(55,288)	(8,814)

Net loss attributable to 500.com Limited	(62,318)	(129,924)	(58,554)	(9,336)
Net loss attributable to 500.com Limited from continuing operations	(68,551)	(127,435)	(70,897)	(11,302)
Net income (loss) attributable to 500.com Limited from discontinued operations	6,233	(2,489)	12,343	1,966

Adjustment for share-based compensation expenses	28,729	23,168	21,367	3,406
Adjustment for deferred tax expenses relating to valuation allowance	-	-	-	-
Adjusted net income (loss) attributable to 500.com Limited (non-GAAP)	(33,589)	(106,756)	(37,187)	(5,930)
Adjusted net loss attributable to 500.com Limited from continuing operations (non-GAAP)	(39,822)	(104,267)	(49,530)	(7,896)
Adjusted net income (loss) attributable to 500.com Limited from discontinued operations (non-GAAP)	6,233	(2,489)	12,343	1,966

Losses per share attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss from continuing operations (non-GAAP)	(0.10)	(0.25)	(0.12)	(0.02)
Net income (loss) from discontinued operations (non-GAAP)	0.02	(0.01)	0.03	0.01
Net loss (non-GAAP)	(0.08)	(0.26)	(0.09)	(0.01)

Losses per ADS* attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss from continuing operations (non-GAAP)	(1.00)	(2.50)	(1.20)	(0.15)
Net income (loss) from discontinued operations (non-GAAP)	0.20	(0.10)	0.30	0.05
Net loss (non-GAAP)	(0.80)	(2.60)	(0.90)	(0.10)

Basic	409,325,173	408,112,036	409,815,414	409,815,414
Diluted	409,325,173	408,112,036	409,815,414	409,815,414

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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